SCHEDULE 13G/A
Page 1 of 4
Filing for Fiscal Year 1999

DAIRY MART CONVENIENCE STORES, INC.  CLASS 'B'
Cusip #233860105
AMENDMENT NO. 5
DAIRY MART CONVENIENCE STORES, INC.  CLASS 'B'
Cusip Number 233860105
Page 2 of 4


1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Management Company, Inc.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZIN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER
		108,225 SHARES

6.  SHARED VOTING POWER
		NONE

7.  SOLE DISPOSITIVE POWER
		108,225 SHARES

8.  SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		108,225 SHARES

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			7.5%

12.	TYPE OF REPORTING PERSON*

			IA

DAIRY MART CONVENIENCE STORES, INC. CLASS 'B'

Page 3 of 4
Cusip # 233860105


Item 1.   Security and Issuer:

This statement relates to the common stock of Dairy Mart Convenience Stores, Inc. ("The Issuer") 210 Broadway East, Cuyahoga Falls, Ohio 44222.

Item 2.   Identity and Background:

(a)	Name of Person Filing: Wilen Management Company, Inc.

(b)	Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)	Citizenship or Place of Organization:   Maryland

(d)	Title of Class of Securities:  Common Stock Class "B

(e)	CUSIP Number:  233860105


Item 3.:

The Entity Filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned: 108,225 Shares

(b)	Percent of class:  7.5%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote:  108,225 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of: 108,225 shares
(iv)	shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable


DAIRY MART CONVENIENCE STORES, INC. CLASS 'B'

Page 4 of 4
Cusip # 233860105


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of February, 2000.


_________________________________
Signature


James Wilen, President
Wilen Management Company, Inc.